Exhibit 12B

                          TUCSON ELECTRIC POWER COMPANY
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

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
                                             3 Months Ended  12 Months Ended                     12 Months Ended
                                             --------------------------------------------------------------------------------------
                                                Mar. 31          Mar. 31      Dec. 31,   Dec. 31,   Dec. 31,   Dec. 31,   Dec. 31,
                                                  2005            2005          2004       2003       2002       2001       2000
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                                                                                             - Thousands of Dollars -
FIXED CHARGES:
  Interest on Long-Term Debt                   $   16,979         $ 68,341    $ 71,743    $ 76,585   $ 65,620   $ 68,678   $ 75,076
  Other Interest (1)                                  750            1,853       1,414       1,820        273        441        211
  Interest on Capital Lease Obligations            19,737           85,569      85,869      84,053     87,783     90,506     92,815
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TOTAL FIXED CHARGES                                37,466          155,763     159,026     162,458    153,676    159,625    168,102

NET INCOME                                         (4,690)          40,643      46,127     128,913     55,390     77,778     52,762

LESS:
   Extraordinary Income & Accounting Change -
       Net of Tax                                     -               -            -        67,471       -           470       -
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NET INCOME FROM CONTINUING OPERATIONS              (4,690)          40,643      46,127      61,442     55,390     77,308     52,762

ADD (DEDUCT):
  (Income) Losses from Equity Investees (2)           (15)            (125)       (131)        (76)        17        700      1,543
  Income Taxes                                     (2,162)          30,581      34,815      21,090     36,434     57,545     27,610
  Total Fixed Charges                              37,466          155,763     159,026     162,458    153,676    159,625    168,102
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TOTAL EARNINGS BEFORE TAXES
AND FIXED CHARGES                              $   30,599         $226,862    $239,837    $244,914   $245,517   $295,178   $250,017
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RATIO OF EARNINGS TO FIXED CHARGES (3)              0.817            1.456       1.508       1.508      1.598      1.849      1.487

(1) Excludes recognition of Allowance for Borrowed Funds Used During Construction.
(2) Truepricing and Inncom (income) losses.
(3) TEP's Ratio of Earnings to Fixed Charges for the 3 months ended March 31,
2005 is less than one-to-one coverage as a result of the seasonal nature of TEP's business. In the first quarter of 2005, TEP incurred a net loss of $5 million. The amount of the deficiency needed to attain a one-to-one coverage would be $7 million.

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